

Mail Stop 4631

February 12, 2010

<u>**Via U.S. mail and facsimile @ (614) 255-3363**</u>

R. H. Dillon
President and Chief Executive Officer
Diamond Hill Investment Group, Inc.
325 John H. McConnell Blvd., Suite 200
Columbus, OH 43215

      RE: Diamond Hill Investment Group, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 13, 2009
              Form 10-K for the Fiscal Year Ended December 31, 2008 Amendment
              No.1
              Filed January 29, 2010
              Definitive Proxy Statement on Schedule 14A filed on April 9, 2009
              File No. 000-24498

Dear Mr. Dillon:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                         Sincerely,

                         Pamela Long
                         Assistant Director